15047190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-38646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guzman & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis G. Miller 305-374-3600

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis G. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guzman & Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
ROSARIO R. ALVAREZ
MY COMMISSION # EE 107674
EXPIRES: July 13, 2015
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

GUZMAN & COMPANY AND SUBSIDIARY

CONTENTS:

MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Guzman & Company and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiary (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. Guzman & Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Guzman & Company and Subsidiary as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

GUZMAN & COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	4,024,024
Cash segregated under regulatory requirements (Note 4)		61,925
Deposits with clearing organizations		500,000
Receivable from clearing organizations (Note 5)		719,502
Other receivables		90,803
Due from related parties (Note 3)		117,753
Securities owned at fair value (Note 6)		737,442
Prepaid expenses and deposits		83,273
Furniture, equipment and leasehold improvements, net		67,571
TOTAL ASSETS	$	6,402,293
LIABILITIES AND STOCKHOLDER'S EQUITY		
Securities sold, not yet purchased, at fair value (Note 6)	$	84,242
Payable to broker-dealers and clearing organizations (Note 5)		69,770
Accounts payable and accrued expenses		253,623
		407,635
SUBORDINATED BORROWINGS (NOTE 9)		3,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
STOCKHOLDER'S EQUITY		
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$	2,000
Additional paid-in capital		400,645
Retained Earnings		2,592,013
		2,994,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,402,293

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. ORGANIZATION

Guzman & Company and Subsidiary (the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and the Nasdaq Stock Market, Inc. ("NQX") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Guzman, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and participation in underwriting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Guzman & Company and its wholly-owned subsidiary, Guzman & Company Europe, Ltd ("Europe"). All material intercompany balances and transactions are eliminated in consolidation. Europe was dissolved in June 2014.

Securities Owned, at Fair Value

Securities are valued at fair value.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, are carried at fair value.

Income Taxes

The Company is treated as a Qualified Subchapter S Subsidiary of Guzman, Inc. for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the personal tax returns of the stockholders of Guzman, Inc. and taxed depending on the stockholders' personal tax situation.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Accounting Estimates

The preparation of the consolidated statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated statement of financial condition.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, which is the date the consolidated financial statement of financial condition was issued.

Guarantees

The Company guaranteed a note payable secured by a mortgage on real estate property owned by Aragon Galiano Holdings, LLC ("Aragon"), a company related by common ownership. The financial institution approved the Company's release from the guaranty of the note payable on July 16, 2014.

The Company guaranteed two letters of credit for Guzman Energy, LLC ("Energy"), a company related by common ownership. The Company was released of its guarantees of the two letters of credit on June 24, 2014 and August 19, 2014.

3. RELATED PARTY TRANSACTIONS

The Company paid various expenses on behalf of Energy and Guzman Financial Engineers, LLC ("GFE"), companies related by common ownership. The Company is reimbursed by Energy and GFE for these expenses. As of December 31, 2014, the Company had approximately $109,000 and $8,000 due from Energy and GFE, respectively.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $61,925 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2014 were $719,502. Payables to broker-dealers and clearing organizations at December 31, 2014 were $69,770.

The Company clears its proprietary and customer transactions on a fully disclosed basis through Merrill Lynch Broadcort. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing organization, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2014, the aggregate required minimum level of capital under the clearing agreement was $250,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Government agency bonds. Government agency bonds are valued without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities or on models using market information. Government agency bonds are classified within Level 2.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2014, for each fair value hierarchy level.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
Corporate Stocks	$ 717,447	$ -	$ -	$ 717,447
Government agency bonds	-	19,995	-	$ 19,995
Total	$ 717,447	$ 19,995	$ -	$ 737,442
LIABILITIES				
Securities sold not yet purchased:				
Corporate Stocks	$ 84,242	$ -	$ -	$ 84,242

Items Measured at Fair Value on a Non-Recurring Basis

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2014.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2014, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company's "Net Capital" was $5,549,406 which was $5,299,406 in excess of the "Required Net Capital" of $250,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

9. SUBORDINATED BORROWINGS

As of December 31, 2014, the Company has two subordinated loan agreements with its majority stockholder which total $3,000,000, bear interest at 5% per year and mature on June 14, 2016. The loan agreements renew automatically at the maturity date for an additional one year term.

On July 10, 2014, the Company repaid $3,000,000 of the subordinated borrowings.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$ 277,286
Leasehold Improvements	136,950
Vehicles	108,216
	522,452
Less accumulated depreciation and amortization	(454,881)
	$ 67,571

11. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make rental payments under non-cancelable operating leases for office space through December 1, 2015.

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the consolidated financial position or results of operations of the Company, if disposed of unfavorably.